UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Doc re. Annual Review and Notice of Meeting dated 23 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date:  March 23, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date:  March 23, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

23 March 2010

Barclays PLC

Annual Report and Accounts

In compliance with Listing Rule 9.6.1, Barclays PLC has today submitted to the UK Listing Authority two copies of each of the documents listed below:

1.   Annual Review 2009
2.   Notice of 2010 Annual General Meeting
3.   Proxy forms for the 2010 Annual General Meeting

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Copies of the Annual Review 2009 and Notice of 2010 Annual General Meeting are available on our website,
www.barclays.com/investorrelations
.

The Notice of 2010 Annual General Meeting includes a resolution to adopt new Articles of Association.  Copies of the new Articles of Association have been forwarded to the Financial Services Authority in accordance with Disclosure and Transparency Rule 6.1.2 and are available on our website,
www.barclays.com/investorrelations
.

Barclays shareholders (including holders of Barclays American Depositary Receipts) can receive a printed copy of the complete audited financial statements for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2009 free of charge upon request in the following way:

Ordinary shareholders
Tel: 0871 384 2055*
or +44 (0) 121 415 7004 (from overseas)
Email:
questions@share-registers.co.uk

* Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other telephone providers.

ADR holders
JPMorgan Chase Bank, N.A.
Tel: 1-800-990-1135 (toll-free for US domestic callers)
or +1 651 453 2128
Email:
jpmorgan.adr@wellsfargo.com